UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Safe & Green Holdings Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

78418A505

(CUSIP Number)

John William Shaw

1005 E. Las Tunas Dr., #116

San Gabriel, CA 91776

626-616-1889

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A505
1	NAMES OF REPORTING PERSONS John William Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,571,100 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,571,100 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,571,100 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.29% (1) (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Reporting Person has a family member named Leo Shaw that Reporting Person believes owns approximately 382,500 shares of common stock, or approximately 2.672% of the Issuer. Reporting Person has no ability to verify the actual ownership of Leo Shaw in the Issuer. Reporting Person has no pecuniary interest in the securities owned by Leo Shaw and disclaims beneficial ownership in any of the shares owned by Leo Shaw. Reporting Person and his family member do not jointly vote their shares.
(2)	Based on 16,016,107 shares of common stock outstanding as of August 10, 2023, as reported in the Issuer’s Current Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the U.S. Securities and Exchange Commission on August 14, 2023.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the personal funds of John William Shaw. A total of $$6,284,960 was paid to acquire the shares of Common Stock reported herein.

Item 4. Purpose of Transaction.

The Reporting Person purchased Common Stock of the Issuer based on the Reporting Person’s belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Since March 29, 2023, the Reporting Person purchased or sold shares as set forth in the table below:

Nature of Transaction(4)	Date of Purchase/Sale	Amount of Shares Purchased/(Sold)	Transaction Price per share ($)
Purchase of Common Stock	4/06/2023	162,100	2.00
Purchase of Common Stock	4/12/2023	2,500	2.00
Purchase of Common Stock	4/28/2023	9,600	2.00
Purchase of Common Stock	5/18/2023	22,100	1.00
Purchase of Common Stock	5/19/2023	1,000	1.00
Purchase of Common Stock	5/19/2023	368,700	2.00
Purchase of Common Stock	5/19/2023	163,700	1.00
Purchase of Common Stock	8/18/2023	400	2.00
Purchase of Common Stock	8/18/2023	427,000	1.00

(4)	All transactions occurred on the NASDAQ Stock Market.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

/s/ John W. Shaw

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